                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
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                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
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                                      Trism, Inc.
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                                   (Name of Issuer)
Common Stock                                      896925203
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(Title of class of securities)                  (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
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(Name, address and telephone number of person authorized to receive notices and communications)

                                  March 1, 2000
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(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:      138,682

BENEFICALLY        8    SHARED VOTING POWER:          0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER: 138,682

PERSON WITH       10    SHARED DISPOSITIVE POWER:     0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  138,682

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.93%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:       19,809

BENEFICALLY        8    SHARED VOTING POWER:          0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:  19,809

PERSON WITH       10    SHARED DISPOSITIVE POWER:     0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  19,809

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.99%

    14   TYPE OF REPORTING PERSON: PN, BD

1.  SECURITY AND ISSUER
    This statement relates to the Common Stock (the "Stock"),of Trism,Inc. the "Company"), the principal executive offices of which are located at 4174 Jiles Road, Kennesaw, Georgia 30144.

2.  IDENTITY AND BACKGROUND
    The persons filing this statement are Alpine Associates, A Limited Partnership ("Associates"),a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; and Alpine Partners, L.P. ("Partners"), a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers. (Associates and Partners together are referred to as Registrants".) The principal office of each Registrant is located at 100 Union Avenue, Cresskill, New Jersey 07626. Eckert Corp. is the sole general partner of Associates and Partners. Victoria Eckert is the President of Eckert Corp. and its sole director. Eckert Corp. is a Delaware corporation. Its business address is 100 Union Avenue, Cresskill, New Jersey 07626. Its principal business is acting as general partner of Associates and Partners. Ms. Eckert is a citizen of the United States. Her business address is 100 Union Avenue, Cresskill, New Jersey 07626. Her principal occupation is acting as president of Eckert Corp. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Each disclaims beneficial interest in the others holdings. During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  SOURCE AND AMOUNT OF FUNDS
    The Stock and certain 12% Senior Subordinated Notes of the Company were distributed to Registrants on March 1, 2000, pursuant to the Companys Chapter 11 Plan of Reorganization, in respect of Registrants holdings of the Companys 10% Senior Subordinated Notes due 2000.

4.  PURPOSE OF TRANSACTION
    Registrants acquired the Stock pursuant to the Companys Chapter 11 Plan of Reorganization. Registrants hold the Stock for investment, in the ordinary course of their businesses. In the future Registrants may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock. Except as set forth in the preceding sentence, Registrants have no plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.  INTEREST IN SECURITIES OF THE ISSUER
    (a) Associates owns 138,682 shares of the Stock. Partners owns 19,809 shares of the Stock. The shares owned by Associates and Partners represent approximately 6.93% and 0.99%, respectively, of the total outstanding shares.
    (b) Each Registrant has sole power to vote and dispose of the Stock held by it.
    (c)  See Item 3 above.
    (d)  Not applicable.
    (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
    Except as set forth above, neither Associates, Partners nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.  EXHIBITS
    Exhibit 1 - Joint Filing Agreement

                                    SCHEDULE 13-D
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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                   A LIMITED PARTNERSHIP
                                By: Eckert Corp., General Partner


                                By:  /S/VICTORIA ECKERT
                                  --------------------------
                                   Victoria Eckert, President



DATED:  March 9, 2000

                                    SCHEDULE 13-D
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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE PARTNERS, L.P.
                                By: Eckert Corp., General Partner


                                By:  /S/VICTORIA ECKERT
                                  --------------------------
                                   Victoria Eckert, President


DATED:  March 9, 2000